EXHIBIT 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (File No. 333-295378) of PN Smart Energy Limited (the “Company”) of our report dated July 30, 2026, with respect to the audited consolidated financial statements of Nanjing Cesun Power Co., Ltd. as of and for the years ended September 30, 2025 and 2024 and the related notes, appearing in this Form 6-K.

Singapore

July 30, 2026